SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOL
Linhas aéreas inteligentes

GOL Day – SP

December, 2010

Values

Innovation

Sustainability

Results oriented

Security

Client oriented

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

"Consistent Investment Case"

Forward Looking Statement

The material that follows is a confidential presentation of general background information about Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without Gol's prior written consent".

Agenda


SALA DE JANTAR
EMBARQUE
BWC
COZINHA
QUARTO
BWC
QUARTO
BWC
QUARTO
Web
Check-in Gol.
O primeiro check-in
via internet do Brasil.
Você faz de onde estiver.
GOL
www.voegol.com.br

1 | Market Overview

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

Addressable Market of Over 130 Million

Brazilian domestic market is increasing its potential

Brazilian New Middle Class Growth (mm)



2009
98
2003
76
+29%

Addressable Market (%YoY) Growing Very Strong



2008
7.6%
2007
3.4%
2006
5.6%
2005
11.0%
2004
1.3%
128mm
+30%
98mm

- The Brazilian population currently has 17 million active air passengers
- 128 million people can afford flying
- Increase of the available income on the last six years (CAGR of 5.7%)
- 5-10% of the clients are flying for the first time
- Middle class already represents 47% of GOL's passengers

Still only 17 million habitants currently flying in Brazil

Source: IBGE – Instituto Brasileiro de Geografia e Estatística and Banco Bradesco

Strong Industry Growth

Tendency of demand growth due to tax incentive

Demand (RPK Bn) and Occupation


71.7%
72.5%
69.3%
67.3%
65.8%
69.7%
CAGR=14.8%
35.0
40.0
43.6
48.9
56.9
67.1
72.7%
66.3%
58.1%
55.7%
58.6%
59.5%
27.3%
33.7%
41.7%
42.8%
41.4%
40.5%
2005
2006
2007
2008
2009
3Q10 (LTM)
Domestic RPK - Others
Domestic RPK - GOL
Industry occupation

Offer (ASK Bn) and GOL *Yield* (R$/c)


26.1
24.2
20.1
23.3
20.3
19.3
CAGR=14.9%
48.7
55.3
62.9
72.7
86.5
96.3
74.0%
67.3%
58.1%
55.7%
58.7%
59.4%
27.3%
33.7%
41.7%
42.8%
41.4%
40.6%
2005
2006
2007
2008
2009
3Q10 (LTM)
Industry ASK - Others
Domestic ASK - GOL
GOL Yield (R$ cents)

GDP Elasticity (5 years): Demand 3.0x and Supply 3.5x

* Average WTI price during 2008 – USD100.00/barrel (maximum of USD145.00)

Infrastrucuture Investment Relevance

Ongoing projects totaled an investment of approximately R$5.5 billion*

Terminal Capacity (pax/mm/year)



Manaus
2.5
5.0
2010
2014
Brasília
10.0
18.0
2010
2013
Confins (BH)
5.0
8.5
2010
2013
Campinas
3.5
11.0
2010
2014
Guarulhos
20.5
35.0
2010
2014
Galeão
18.0
26.0
2010
2012
Porto Alegre
4.0
8.0
2010
2013
Manaus
Fortaleza
Natal
Recife
Brasília
Salvador
Belo Horizonte
São Paulo
Curitiba
Rio de Janeiro
Porto Alegre

Natal Airport

- New Airport
- Infraero Conclusion (runway) Nov/2011
- Investment: R$569.0 mm
- First concession to the private sector

Infraero Investments

- New Terminals
- Runway Expansion
- Terminals
- Towers
- Airplane Parking Lots
- Highways
- Road Network

Source: INFRAERO

* Value also includes airports of **Fortaleza, Natal, Recife, Salvador** and **Curitiba,** with investments of a total of **R$418 MM**

Competitive Horizon with High Acceleration

New Deals, Partnerships and Mergers change the Aviation Sector

Alliances

- 13 Companies Worldwide
- oneworld › LAN + 11 Companies Worldwide
- › TAM + 26 Companies Worldwide

LatAm Scenario Today



Avianca
TACA
Copa Airlines
LAN
GOL
TAM
TRIP
Avianca
webjet
Azul
LAN

Recent movements in Latin America

- **2007:** GOL announced VRG acquisition
- **2008:** Merger of GOL and VRG air network
  Azul and Webjet began operating
- **2009:** Avianca and TACA announced merger
- **2010:** TAM entered Star Alliance
  LAN and TAM merger announcement
  Avianca-TACA and COPA signed agreement with Star Alliance

- **Sept/2008**: South America fare deregulation
- **Apr/2010**: Deregulation of International Fares
- **Apr/2010:** CONAC approves continuity of bilateral agreements of *Open Skies* policies with South America countries
- **Jul/2010**: Unification of Bilateral Agreements in Europe
- **Dec/2010**: *Open Skies* Brasil and USA (gradually until Oct/2015)
- **Dec/2010**: Beginning of negotiations for *Open Skies* between Brasil and Europe

2009/2010 - GOL signed code-shares: Delta, AF/KLM, AA, Aeromexico and Iberia


Agora você acumula e resgata milhas da GOL e Delta Air Lines para estar em mais de 350 destinos. (*)
DELTA
GOL
Smiles customers can earn miles and issue award tickets on flights of Delta Air Lines, as well as participants SkyMiles, Delta's mileage program, can do the same flights with GOL and VARIG. Enjoy and participate in the Triple Miles promotion accumulated three times more miles with Delta Air Lines and GOL. For more information, visit www.delta.com or www.voegol.com
DELTA SKYMILES
Smiles
GOL. Sempre dá para ir mais longe.

2 | GOL's Positioning

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

(*) Now you accumulate miles and redeem the GOL and Delta Air Lines to be in more than 350 destinations.

Largest Low Cost/Low Fare in Latin America

Widest and high frequency route network in Brazil

GOL's Profile

- Fleet of 112 operating aircraft
- 53 domestic destinations / 14 international destinations
- 900 flights per day
- Standardized fleet B737 Next Generation Aircraft
- Largest e-commerce platform in Latin America
- Dominant Position in main Brazilian Airports
- SMILES: largest mileage program in Latin America

Focus on Short-Haul Flights



2 hours or less
2-3 hours
3 hours or more
2-hours or less flight range represents 90% of total flights
6%
4%

Brazilian Market Dynamics



6
44%
47%
Brasília
(Brasília)
4
13%
34%
Confins
(Belo Horizonte)
3
26%
37%
Santos Dumont
(Rio de Janeiro)
5
26%
42%
32%
Curitiba
(Curitiba)
1
48%
Congonhas
(São Paulo)
2
36%
Galeão
(Rio de Janeiro)

Southeast Region:
-75% of GDP
-65 % of total traffic, in which 65% are business passengers

Slots Distribution	GOL	Cia. 2	Others
Before Varig Acquisition	27%	43%	30%

Competitive Strengths and Operating Quality Contribute to a Higher Demand Stimulus

Customer satisfaction improves low-cost and low-fare business model

3Q10Total Cost /Passenger (¹)



In US$
115.3
105.7
198.2
189.6
Low Cost Peers
LatAm Peers
Player 2



High Productivity
Young and Standardized Fleet
Phased Maintenance
E-commerce sales (93% through internet)
Focus on profitability
State of the Art Systems

CASK Approximately 30% lower than LatAm Peers

Regularity and Punctuality Indexes



jan/10 86.8% 97.9%
feb/10 88.2% 98.6%
mar/10 89.2% 98,2%
apr/10 89.2% 96.9%
may/10 94.5% 96.6%
jun/10 93.4% 97.7%
jul/10 87.7% 97.0%
aug/10 87.8% 96.4%
sep/10 91.4% 98.1%
oct/10 89.2% 98.3%
nov/10 89.1% 98.3%
Punctuality *
Regularity

Source: Infraero (delays above 30 minutes)

(1) Companies website (LTM): *Low Cost Peers* Ryanair, EasyJet, WestJet, JetBlue and Southwest; and considers *Latam Peers* Copa, LAN e TAM.

Strong Track Record of Innovation

Innovation in its operations and higher convenience to the passenger also contributes to higher customers' satisfaction

Innovation	Customer's Benefit		GOL's Benefit
1° **Entertainment on Board - Wireless** ▪ 2011 (*on going*) **Check-in through iPhone** ▪ January 2010	Quality and Convenience	Allows Lower Fare	• Extends the concept of low cost to a new level, providing convenience to the passengers • Convenient for the customer • Allows self check-in
1° **Buy on Board** ▪ June 2009 (*on going*)	Quality	Allows Lower Fare	• Increases Average Revenue per Passenger
1° **Electrostatic Painting** ▪ May 2009		Allows Lower Fare	• Reduces by 300kg the weight of the aircraft • Fuel Efficient • 50% saving on painting and 60% of emissions
1° **Electronic Check-in** ▪ December 2003 **Celphone Check-in** ▪ June 2008	Quality and Convenience	Allows Lower Fare	• Simplifies the operations and provides cost advantages • Convenient for the customer • Enables self check-in spots in airports
1° **Paperless Ticketing** ▪ January 2001	Quality and Benefit for the environment	Allows Lower Fare	• Reduces Paper Consumption • Helps the environment

GOL's Strategy: Consistency

Focus on the Brazilian market and the addition of opportunistic new routes in Latin America and International Agreements

Stimulate Demand

Strenghten Balance Sheet

Increase Profitability


GOL

Stimulate demand aimed at consistent strengthening of profitability and balance sheet


09:10 PRÉ-PAGO 324 ENVIADO
09:25 PREÇO ÚNICO 059 RECEBIDO
09:40 SEM BUROCRACIA 057 ENVIADO
09:51 COMPRAS PELA WEB 450 RECEBIDO
10:20 ENTREGA RECEBIDO
10:25 COMODIDADE 004 ENVIADO
35 EFICIÊNCIA 132 EBIDO
TRANSPORTAMOS ENCOMENDAS
COM A MESMA EFICIÊNCIA
QUE TRANSPORTAMOS PESSOAS.
CHEGOU GOLLOG PRÉ-PAGO. (*)
Gollog
www.gollog.com.br

3 | Next Steps

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

(*) We transport orders with the same efficiency that we transport people. Launched PRE-PAID GOLLOG

Clear Objectives for 2011

Focus on results: stimulate demand, reduce costs and generate new revenues



New Destinations and more frequencies



Expansion of Cost Advantage



Expansion of Smiles, VoeFácil and Ancillary Revenue

Expansion of Route Network is GOL's focus

Increase on the frequency between the main cities and new destinations can be achieved by organic growth and new commercial agreements

Growth Sources of GOL's Network

Organic Growth: Brasil and LatAm	Domestic Code-Shares:	International Code-Shares:
Medium and High density markets	Medium or low density markets	Long Distance Flights

Potential of aprox. 30 destinations in LatAm

GOL's destinations in 2010: Bauru e Montes Claros | Caruaru, Mossoró and Petrolina (NOAR)

Medium density regions consider airoports that present population up to 1 million in a radius of up to 200km

GOL in the Aviation Market Today and In the Future

Brazilian Aviation Sector becomes increasingly a competitive market

Initiatives 2011

- Lower fuel consumption (ex-737-300)
- Return 737-300 in 2010: -US$40mm of cost in 2011
- Winglets in Boeing 737-700s
- Zero-base budget
- Shared services Center
- GPS Landing System
- ACARS – Aircraft Communications Addressing and Reporting System

New!

GOL Institute

- *Misson*: "Provide vocational training promoting social inclusion and improving the learning of the professionals in the aviation sector."
- Pilots and Co-pilots in GOL:
  - New hires in progress
  - Training of around 40 pilots per month since august/10
  - Co-pilots in the market searching for upgrade opportunities in the profession

Reduction of cost and average time of training for mechanics and co-pilots

GOL is prepared to receive the growing demand in the aviation sector and invests in better training for its professionals.

SMILES: New Partnerships Oportunity
Attracting more Travelers

The largest mileage Program in LatAm also contributes to the increase of Ancillary Revenue

Smiles


Smiles
Smiles
Smiles
Smiles



SMILES Snapshot

- **> 7.0 mm clientes & 170 partners**
- Increase sales in **Business** segment
- Integration with **code-share** partners' mileage programs
- Sales of miles in advance

Penetrating Business Travelers

- Stronger mileage bonus for business oriented route and fare segment
- Higher frequency in the most important domestic airports

Institutions and Retailers

- Sales of miles in advance
- Co-branded credit card
- Partnership with retailers and hotels

Code-Share agreements

- Increases traffic to GOL's network
- Additional value to SMILES: long-haul flights
- Integration of mileage program

VoeFácil: Contributes to Stimulate Demand and Positioning Within Middle Class

Interstate Bus Transportation is Still the Most Relevant Modal in Brazil

VoeFácil

GOL X Interstate Bus Cost-Benefit Comparision

São Paulo – Fortaleza		
Fare (one way)	R$347	R$358
Time	50 hours	3 hours
São Paulo – Recife		
Fare (one way)	R$317	R$279
Time	45 hours	3 hours

- 130 million passengers/year – Interstate(1) Bus vs. 60 million passengers/year– air transportation(2)
- 4 million people from the Middle Class will travel by airplane in the next 12 months, for the first time
- 87% od D & E class never flown before.
- First Voefácil store opened in dec/09 – new stores in 2011

Educational


GUIA DE
VIAGEM
VOEFÁCIL

- Speaking the customer's language (Traveling Guide made for first-flight passengers)
- Work with community agents
- Breaking Cultural Barrier

Financing

- Allow installment payments up to 36 months
- Market level PDA
- Credit Analysis innovative and quick
- Interest Rate of 5%



Marketing

- Products directed towards low-income segments
- Higher influence on the Internet
- Fare is no longer a barrier

Source (1) Brazil – 2007 figures from National Land Transportation Agency (ANTT) / USA – 2007 Bureau of Transportation Statistics
(2) Brazil – 2008 figures from the National Civil Aviation Agency (ANAC) / USA – 2009 figures from Bureau of Transportation Statistics

Additional Services are important to the Ancillary Revenue

With innovative services and products, The Company offers more convenience and variety of quality services

Additional Services



Additional Services



Sales on Board

- Began in June/09
- Standard on-board services continues
- Expansion from 42 to 78 flights on December 6th, 2010
- High rates of customer satisfaction
- We were the first Company in Brazil to offer the service successfully


GOL

Entertainment on Board (2011)

- Begins in: first semester /2011
- Exclusive access to GOL passengers
- Entertainment gateway, in which the passenger will access through his smart phone or laptop
- Access to special discounts and information
- Will not add weight or cost to the aircraft
- Generation of Ancillary Revenue

* Ilustrative picture of the entertainment gateway to be launched

Internet: Low Cost and High Efficiency

Voegol.com maintains the dynamic management of yield and allow the sale of ancillary products

E-commerce Platform > **News Services**



E-commerce

Strong direction of ancillary revenue "One-stop-shop"

- BUY AND FLY
- SEE, CHANGE OR CANCEL
- CHECK-IN INTERNET
- CHECK-IN MOBILE
- CAR RENT
- RESERVATION IN HOTELS
- GOLLOG CARGO
- INSURANCE
- AUCTIONS

Advantages of E-commerce Platform

- 24x7 sales force with the reduction of commercial expenses
- Dynamic management of yield (quick update)
- Low cost airport: online check-in
- Increases in productivity improvements at airports

% of Sale of tickets by E-commerce


54%
62%
80%
86%
88%
88%
87%
82%
93%
2002
2003
2004
2005
2006
2007
2008
2009
3Q10

Cargo Services

Revenue from cargo contributes more to the ancillary revenue


embarque
Gollog

Cargo

FLIGHT ONE
For urgent shipments from airport to airport, priority boarding on the flight booked at the time of the order

TEN O'CLOCK
Delivery at the destination address until 10 am the next day*.

EXPRESS
Express delivery until 6 pm the following day in capitals and major cities. In other locations, period ranges from 2 to 5 days

DOC
Documents up to 250g are delivered until 6pm the next day*.

STANDARD
Our regular shuttle connects the capitals and major cities in Brazil within 72 hours from order

INTERNATIONAL
The shuttle service from airport to airport on international routes

* Capitals and major cities in Brazil

GOLLOG Overview

- Begining on January/2001
- New Cargo Terminal in CGH: September/2010
- Attends 1,943 cities today
- Strong growth on cargo revenue: increase of 128% 3Q10 vs. 3Q09
- Cargo and other revenues represents 11,0% of the operational revenue (LTM)
- Revenues from domestic charges accumulated by October 2010 has already exceeded the year 2009
- 60,000 tons of cargo delivered in 2009 and 78,000 tons in 2010
- Customer Satisfaction, Quality of Service and Competitive Prices

Gollog
Serviço de cargas da Gol


Gollog
GOL

4 | Fundamentals and Financial Analysis

GOLL4
NÍVEL2
BM&FBOVESPA

GOL
LISTED
NYSE

Focus on Efficiency and Increase Occupancy Rates

Positive scenario for the aviation industry with growing demand

Increasing demand, Rise in Aircraft Utilization, Conservative Fleet Plan and stable Yields

- Load Factor comes back to 70%
- Stable yields to stimulate demand with growing middle class
- Fleet plan is consistent and flexible
- Efficiency gain in the exchange of aircrafts B737-700 to B737-800 (40 additional seats)
- Gains on the increase of utilization rate – 12.7 block hours/day on 3Q10 (being able to reach 13.5 block hours/day)

Fleet Plan



111
115
119
121
125
71
75
79
81
85
40
40
40
40
40
2010
2011
2012
2013
2014
B737-700 NG
B737-800 NG



5,944
9,912
5,629
9,461
5,821
9,548
5,795
9,635
6,706
10,213
7,771
10,592
8,027
11,172
6,759
11,054
8,266
11,595
60.0%
59.5%
61.0%
60.1%
65.7%
73.4%
71.8%
61.1%
71.3%
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
Demand
Capacity
Load Factor

Positive Financial Results with Track Record

Results Consider the last 12 months results in R$ million

Operating Revenues


5,956
6,025
6,238
6,435
6,727
3Q09
4Q09
1Q10
2Q10
3Q10

RASK (R$)


15.33
15.07
14.99
14.95
15.15
3Q09
4Q09
1Q10
2Q10
3Q10

EBIT and EBIT Margin (%)


348
413
500
467
555
5.8%
6.9%
8,0%
7,3%
8,3%
3Q09
4Q09
1Q10
2Q10
3Q10

Operating Costs


5,608
5,612
5,739
5,968
6,172
3Q09
4Q09
1Q10
2Q10
3Q10

CASK


14.43
14.03
13.79
13.87
13.90
3Q09
4Q09
1Q10
2Q10
3Q10

EBITDAR and EBITDAR Margin (%)


1.213
1.207
1.253
1.268
1.350
20,4%
20,0%
20,1%
19,7%
20,1%
3Q09
4Q09
1Q10
2Q10
3Q10

Balance Sheet Strenghtening: Back on Track

GOL stimulate demand while strengthening the balance sheet and generating cash consistently

Balance Sheet Strengthening and Operating Cash Generation



11.1%
23.9%
24.0%
24.7%
26.3%
663
1,442
1,496
1,589
1,768
3Q09
4Q09
1Q10
2Q10
3Q10
Total of Cash (R$MM)
Total of Cash / Net Income (UDM)



6.6x
6.4x
5.8x
5.8x
5.6x
8,051
7,689
7,317
7,352
7,532
3Q09
4Q09
1Q10
2Q10
3Q10
Adjusted Gross Debt
Adjusted Gross Debt / EBITDAR (UDM)

Outlook (2011)

> 25%

5,0x

- ✓ Credit Rating BB- (Standards&Poor's and Fitch & Moodys)
- ✓ Cash (3Q10 - R$1.8 bn)
- ✓ 30% in WTI hedge of estimated consumption in 12 months
- ✓ 90% of fixed-rate debt

Strong Cash Position and Low Leverage - Back on Track

Comparison with peers shows low indebtedness of the Company and Strong cash position

	Copa Airlines	LAN	TAM	Southwest Airlines	jetBlue	RYANAIR	GOL
Adjusted Gross Debt/ EBITDAR	3.7 x	3.8 x	6.6 x	2.7 x	5.7 x	4.6 x	5.6 x
Adjusted Net Debt/ EBITDAR	2.6 x	3.2 x	5.2 x	0.8 x	4.0 x	1.1 x	4.3 x
Cash / Short Term Debt	3.0 x	1.0 x	1.7 x	29.9 x	5.0 x	10.2 x	5.2 x
Cash / Net Income (UDM)	27.5%	13.7%	21.0%	28.9%	31.7%	88.9%	26.3%
ROE (%)	20.1%	30.1%	-12.7%	7.5%	6.1%	12.2%	16.5%
Cash/ Financial Expenses*	12.4 x	3.8 x	5.3 x	19.6 x	8.4 x	37.6 x	5.5 x
EV/ EBITDAR	8.6 x	12.3 x	6.8 x	5.6 x	5.5 x	7.0 x	6.6 x

Source: Company website

GOL will Keep with its Growth Plan

Simple strategy and objectives to continue being the lowest cost airline in Latin America



Strong market position & right sized fleet plan



Most attractive market worldwide:

Stable governance and strong economy growth



Consistent business model with growing efficiency ratios



Efficient risk management assessment


GOL
LISTED

Focused management team



5 | Q&A

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE

GOL Investor Relations

Constantino de Oliveira Junior - CEO

Leonardo Pereira - CFO

Rodrigo Alves, Raquel Kim & Mario Liao - IR Department

+55 11 2128-4700

ri@golnaweb.com.br

www.voegol.com.br/ir

Linhas aéreas inteligentes

Thank You!

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE